

April 25, 2012

Via E-mail
Luk Lai Ching Kimmy
Chief Executive Officer
First Asia Holdings Limited
14th Floor, 6 Knutsford Terrace
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re:** **First Asia Holdings Limited**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 24, 2012**
> **File No. 000-30801**

Dear Mr. Kimmy:

We have reviewed your letter dated April 13, 2012 and have the following comments.

General

1. Please amend the preliminary information statement to incorporate in the filing your responses to comments one and two in our letter dated March 20, 2012. With respect to Mr. Kuthoor's election to the board, please provide disclosure pursuant to Items 407(a) and 404(a) of Regulation S-K in accordance with Item 7 of Schedule 14A. Your disclosure must also clarify that Mr. Kuthoor is the representative of Subford Limited, one of the proposing shareholders and a 13.06% beneficial owner.

2. Please ensure to identify the proposing shareholders by their correct names. In this regard, we note that Schedule PRE14C lists the 13.06% beneficial owner as "Subford Limited" while in your response letter this shareholder has been identified as "Sunford Limited."

3. We note your response to comment one in our letter dated March 20, 2012. Please further expand your disclosure stating that after his departure from Galaxy Limited, Mr. Kuthoor "has been active in the real estate market of Hong Kong."

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551 -3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Gary S. Joiner, Esq. (*Via E-mail*)
    Frascona Joiner Goodman and Greenstein, P.C